SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 17, 2002

Distribution and Service D&S, Inc.
(Translation of registrant's name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile
(Address of principal executive offices)

Form 20-F _v_ Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No _v

DISTRIBUCION Y SERVICIO D&S S.A. (THE “COMPANY”)
REPORT ON FORM 6-K

TABLE OF CONTENTS

(1) The Company's First Quarter 2002 financial results.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
I Quarter 2002 Results

For further information please contact:
Nicolás Ibáñez S.
CEO
nibanez@dys.cl
(56-2) 2005201

Miguel Nuñez S.
Finance Administration Manager
mnunez@dys.cl
(56-2) 2005735

Loreto Bradford V.
Investor Relations
lbradford@dys.cl
(56-2) 2005363

Contents

I. Highlights.
II. Management's Discussion and Análisis (MD&A).
III. General Analysis of I Quarter 2002 .
IV. Detailed Analysis of I Quarter 2002.
V. I Quarter 2002 in context.
VI. Quarterly Evolution.
VII. Financial Structure.
VIII. Sales.
IX. Market Information.
X. Efficiency Indicators.
XI. Investment Program.
XII. Stock Market Performance.
XIII. Macroeconomic Environment.
XIV. Appendix 1: Fecu (Ficha Estadística Codificada Uniforme) as of 03.31.02
XV. Appendix 2: Additional Analyses.

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at March 31, 2002 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$ 655.90).

I.- HIGHLIGHTS

Sales

In the first quarter 2002 total sales totaled the amount of US$318.8 million, representing a 17.6% increase compared to the same period of 2001. In terms of Same Store Sales, there was a 6.6% increase over the year 2001. This is attributable to the opening of new stores, the transformation of stores, and the aggressive commercial policies undertaken by the Company.

Gross Income/Gross Margin

Gross Income for the period amounted to US$81.7 million, equivalent to a 22.6% of net revenues. This represents a 21.0% increase over results of the same period the former year.

Shrinkage

In the first quarter 2002, shrinkage as percentage of sales decreased from 2.0% in 2001 to 1.8% in 2002.

II.- MANAGEMENT'S DISCUSSION AND ANALYSIS – MD&A

- In the first quarter 2002 the Company presented a 6.6% increase in Same Store Sales compared to the same quarter of 2001, despite the adverse conditions affecting the supermarket sector, which recorded a 1.1% decrease in Same Store Sales during the period January-March 2002.
  In terms of total sales the Company shows a 17.6% increase in comparison with the same period of the former year.

- Operating income for the period January-March 2002 amounted to US$ 18.5 million, representing a 0.6% increase compared to the same period of 2001, and equivalent to a 5.1% of total Company revenues.
  This result is mainly due to a good performance in terms of total revenues and gross income/margin for the period.

- During the first quarter 2002, EBITDA was US$ 30.7 million, which represents an increase of 3.8% over the first quarter of the former year, and is equivalent to an 8.5% of total revenues.

- At March 31, 2002 the ratio of total debt over shareholders' equity is 0.72 times, and the Company maintains an amount of financial debt (debt with banks and financial institutions) equivalent to US$ 318.34 million, all Chilean peso-denominated, with no relevant obligation in US dollars. Of the total debt, 26.1% corresponds to short term obligations.

- During the first quarter 2002 the Company opened a new LIDER hypermarket store in the city of Concepción (8,500 sq.m.) and transformed the Ekono San Bernardo (3,700 sq.m.), Tomás Moro (3,850 sq.m.) and Recoleta (4,185 sq.m.) into the LIDER Vecino format. Thus, the sales area of the Company totaled 272,135 sq.m. at March 31, 2002. Additionally, at the closing of this report, the Company has opened a new LIDER hypermarket in Puerto Montt (April 29), and transformed Ekono Los Morros and Ekono Santa Rosa into the LIDER Vecino hypermarket format (April 23 and May 13, respectively). By the end of May, hypermarket LIDER Calama will be opened in the II Region.

- At March 31 of the current year, and in accordance with the investment program approved by the Board, the Company has made investments in the amount of US$ 24.5 million, 60.2% of this amount has been used in buildings and infrastructure and 29.0% in machinery and equipment.

- During the first quarter 2002 the Company implemented and aggressive commercial proposal, which is reflected by a good performance in terms of revenues and gross income. This strategy, along with a decisive improvement in our efficiency standards will continue to be the focus throughout the year 2002.

III.- GENERAL ANALYSIS

Main Accounts of the Income Statement
January - March 2001

	MMUS$	%	% Change
Net Revenues	360.8	100.0%	19.9%
Gross Income/Margin	81.7	22.6%	21.0%
EBITDA	30.7	8.5%	3.8%
Operating Income	18.5	5.1%	0.6%
Non-Operating Income	(5.7)	-1.6%	134.2%
Net Income	10.9	3.0%	-20.0%

During the I quarter 2002 net income was US$ 10.9 million, representing a 20.0% decrease compared to the same period in 2001.

This result is explained by a 0.6% increase in operating income, while non-operating income is 134.2% lower in comparison with the same period of 2001.

Despite a 19.9% increase of net revenues, the higher operating expenses in which the Company incurred in order to generate such increase in revenues turned out in operating income in the amount of US$ 18.5 million, which represents a 5.1% of total revenues.

Non-operating income (loss) for the period was the amount US$ 5.7 million of loss, resulting from an increase of financial expenses and a lower amount of monetary correction than the amount recorded for the same period of 2001.

CONDENSED BALANCE SHEETS AS OF 03.31.2002

Condensed Balance Sheet as of March 31, 2002.

Currency of March 2002 in US$ Millions (Exchange rate US$ =Ch$ 655.90)

Assets	As of 03/31/02		As of 03/31/01		
	US$ Million	%	US$ Million	%	% Change
Current Assets	226.1	22.1	189.2	20.8	19.7%
Fixed Assets	681.1	66.6	613.0	67.5	11.1%
Other Assets	115.7	11.3	106.7	11.7	8.5%
Total Assets	1,022.9	100.0	908.4	100.0	12.6%

Liabilities	As of 03/31/02		As of 03/31/01		
	US$ Million	%	US$ Million	%	% Change
Current Liabilities	339.7	33.2	219.1	24.1	55.0%
Long-term Liabilities	242.7	23.7	283.0	31.2	-14.2%
Minority Interest	0.7	0.1	0.5	0.1	45.0%
Shareholder´s Equity	439.8	43.0	405.8	44.7	8.4%
Total Liabilities	1,022.9	100.0	908.4	100.0	12.6%

CONSOLIDATED BALANCE SHEETS–HISTORICAL SERIES BY QUARTER

D&S Consolidated Balance Sheet - Historical Data In US$ Million, currency of March 2002, US$=Ch$655.90	03.31.02	12.31.01	09.30.01	06.30.01	03.31.01	12.31.00	09.30.00	06.30.00
CURRENT ASSETS (1)	226.1	228.3	197.0	173.4	188.9	201.5	162.5	150.2
CURRENT LIABILITIES (2)	339.7	334.3	301.7	242.8	219.1	238.5	242.1	279.5
WORKING CAPITAL	(113.6)	(105.9)	(104.7)	(69.4)	(30.2)	(36.9)	(79.6)	(129.3)
NET PROPERTY, PLANT & EQUIPMENT (3)	681.1	669.7	663.1	644.4	613.0	608.8	595.0	583.0
OTHER ASSETS (4)	115.7	114.4	121.9	112.2	106.6	104.1	98.1	95.5
LONG TERM LIABILITIES + MINORITY INTEREST (5)	243.4	249.2	257.6	282.9	283.5	283.5	236.8	173.6
SHAREHOLDERS´EQUITY (6)	439.8	428.9	422.7	405.1	405.8	392.6	376.7	375.6
TOTAL ASSETS / LIABILITIES	1,022.9	1,012.4	982.0	930.8	908.4	914.5	855.6	828.7

D&S Consolidated Balance Sheet - Historic Data In US$ Million, currency of March 2002, US$=Ch$655.90	03.31.00	12.31.99	09.30.99	06.30.99	03.31.99	12.31.98	09.30.98	06.30.98
CURRENT ASSETS (1)	209.0	243.3	198.1	189.5	223.2	247.3	207.0	147.6
CURRENT LIABILITIES (2)	394.0	374.5	401.0	404.6	508.1	514.7	366.8	210.6
WORKING CAPITAL	(185.0)	(131.2)	(202.9)	(215.1)	(284.9)	(267.4)	(159.8)	(63.1)
NET PROPERTY, PLANT & EQUIPMENT (3)	583.6	587.3	726.1	732.6	727.9	715.0	621.1	522.9
OTHER ASSETS (4)	90.7	95.9	32.0	31.3	29.7	28.1	27.8	27.6
LONG TERM LIABILITIES + MINORITY INTEREST (5)	113.4	188.5	161.7	160.2	75.3	79.4	88.0	100.6
SHAREHOLDERS´EQUITY (6)	375.9	363.5	393.5	388.6	397.3	396.4	401.1	386.8
TOTAL ASSETS / LIABILITIES	883.3	926.5	956.2	953.4	980.8	990.4	855.9	698.0

(1) CURRENT ASSETS: At March 2002 the balance sheet shows an increase of 19.7% in current assets, representing a 22.1% of total assets. This increase is due mainly to an increase in inventories as a result of the opening of new stores.

(2) CURRENT LIABILITIES: There is a 55.0% increase if compared to the same period of 2001 as a result of a shift from the long term into the short term of those long term loans with banks Santiago and Estado.
Thus, current liabilities represent a 33.2% of total liabilities as of March 31, 2002.

(3) PROPERTY, PLANT AND EQUIPMENT: This account presents an increase of 11.1% as a result of the investment program undertaken by the Company. The Company has made investments in the amount of US$ 24.5 million as of March 31, 2002.

(4) OTHER ASSETS: This account records the account receivable from Disco S.A. in the amount of US$ 90 million, with maturity on May 2003.

(5) LONG TERM LIABILITIES : As of March 31, 2002, the Company maintains a long term financial debt in the amount of US$ 235.4 million, which represents a 73.9% of the total debt.

(6) SHAREHOLDERS' EQUITY : Net income for the I quarter 2002 amounted to US$ 10.9 million, representing a 3.0% of total revenues for the period.

FINANCIAL RATIOS

Financial Ratios Currency of March 2002 - Exchange rate : US$=Ch$655.90		03.31.2002	03.31.2001	03.31.2000	03.31.1999	03.31.1998
TOTAL ASSETS	US$ Million	1,022.9	908.4	883.1	980.5	628.5
SHAREHOLDERS' EQUITY	US$ Million	439.8	405.8	375.8	397.2	378.1
FINANCIAL DEBT (1)	US$ Million	318.3	322.5	314.5	398.8	136.9
DEBT / SHAREHOLDERS' EQUITY (2)	Times	0.72	0.79	0.84	1.00	0.36
FINANCIAL DEBT / TOTAL ASSETS	%	0.31	0.36	0.36	0.41	0.22
NET INCOME / SHAREHOLDERS' EQUITY (3)	%	0.10	0.14	0.13	0.01	0.10
NET PROPERTY, PLANT & EQUIPMENT	US$ Million	681.1	613.0	583.4	727.7	454.4
SALES / TOTAL ASSETS (4)	Times	0.31	0.30	0.30	0.28	0.32
OPERAT. INCOME / NET FIXED ASSETS (5)	%	0.03	0.03	0.03	0.02	0.03
EBITDA / REVENUES	%	0.09	0.10	0.10	0.08	0.08
INVENTORIES	US$ Million	109.9	84.6	94.7	100.9	59.3
INVENTORY DAYS-QUARTERLY AVERAGE (6)	Days	35.1	31.2	37.8	36.7	31.8
LIQUIDITY RATIO (7)	Times	0.67	0.86	0.53	0.44	0.99

(1) Financial Debt corresponds to:

- Short and long term debt with banks and financial institutions.
- Short and long term obligations (BONDS).
- Long term debt with maturity within a year.
- Short and long term notes payable.
- Short and long term sundry creditors.

(2) Debt / Equity Ratio :
Financial Debt / Shareholders' Equity

(3) Net Income / Equity :
Annualized Final Income / (Shareholders' Equity – Net Income + Dividends)

(4) Sales / Total Assets :
Total Sales / Total Assets

(5) Operating Income / Net Fixed Assets :
Operating Income / Fixed Assets Net of Depreciation

(6) Quarterly Average Inventory Days :
[(Initial Inventory+Final Inventory)/2]/(Cost of Sales/N°of Days for the Period)

(7) Liquidity Ratio :
Current Assets / Current Liabilities

IV.- DETAILED ANALYSIS

Income Statement I Quarter 2002

Analysis of First Quarter Results In US$ millions, currency of March 2002 1 US$ = 655,90 Ch$	2002		2001		Change
	US$million	%	US$million	%	%
Sales	318.8	88.4%	271.1	90.1%	17.6%
Total Net revenues	360.8	100.0%	300.9	100.0%	19.9%
Cost of sales	279.1	77.4%	233.4	77.6%	19.6%
Gross Margin	81.7	22.6%	67.5	22.4%	21.0%
Total Recurring Operating Expenses	48.9	13.6%	37.9	12.6%	29.1%
Start-up Expenses	2.0	0.6%	-	0.0%	100.0%
Total Operating Expenses (SG&A)	50.9	14.1%	37.9	12.6%	34.4%
EBITDA	30.7	8.5%	29.6	9.8%	3.8%
Depreciation	12.3	3.4%	11.3	3.7%	9.0%
Total Operating Expenses	63.2	17.5%	49.2	16.3%	28.6%
Operating Income	18.5	5.1%	18.4	6.1%	0.6%
Financial Expenses	(5.6)	-1.5%	(4.6)	-1.5%	20.6%
Other Non-operating Income (Expenses)	(0.2)	0.0%	2.2	0.7%	-108%
Non-Operating Income	(5.7)	-1.6%	(2.4)	-0.8%	134.2%
Income before Tax	12.7	3.5%	15.9	5.3%	-20.0%
Income Tax	(2.0)	-0.5%	(2.4)	-0.8%	-18.7%
Minority Interest	(0.0)	0.0%	(0)	0.0%	-27.8%
Income	10.7	3.0%	13	4.5%	-20.2%
Amortization of Goodwill	0.1	0.0%	0	0.0%	2.2%
Net Income	10.9	3.0%	14	4.5%	-20.0%

In the first quarter 2002 total company sales increased by 17.6% compared to the same period of 2001.

Gross income for the period amounted to US$ 81.7 million, showing a 21.0% increase compared to the former year; and representing a 22.6% of total revenues.
Recurring operating expenses present a 29.1% increase over the same quarter in 2001.
EBITDA for the first quarter amounted to US$ 30.7 million, a real increase of 3.8% compared to the same period of 2001, representing an 8.5% of total revenues for the period.
Consolidated operating income for this quarter presents a 0.6% increase over the same quarter of 2001, totaling the amount of US$ 18.5 million, which represents a 5.1% of net revenues.
Non-operating income (loss) for the period was the amount of US$ 5.7 million loss, equivalent to a 1.6% of total revenues. This figure results mainly from higher financial expenses due to the nominalization of interest rates concurrent with low and even negative inflation rates, and from a lower amount of monetary correction than that recorded in the same period of 2001.
Net income for the I quarter was the amount of US$ 10.9 million, which is 20.0% lower than the figure recorded in the same period of the former year, and equivalent to a 3.0% of total revenues.

V.- I QUARTER ANALYSIS IN CONTEXT

NET SALES



I Quarter Results
Supermarket Net Sales

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
VENTAS	199.5	220.3	238.2	311.8	271.5	301.1	305.6	338.5	261.2	271.3	286.5	319.1	271.1	295.1	312.3	368.2	318.8
TOTAL INGRESOS	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

91.4 90.7 89.4 92.6 90.8 91.3 91.3 92.0 90.8 90.4 90.8 90.5 90.1 89.9 89.5 90.2 88.4

Source: Quarterly evolution Fecu format in US$ millions. Currency of March 2002, exchange rate US$=Ch$655.90

During the first quarter 2002 total sales increased by 17.6% compared to the same period in 2001, amounting to US$ 318.8 million.

GROSS INCOME – GROSS MARGIN



I Quarter Results
Gross Income/Margin

	1998	1999	2000	2001	2002
GROSS INCOME	48.3	61.8	62.7	67.5	81.7
NET REVENUES	218.3	299.0	287.8	300.9	360.8

22.1% **20.7%** **21.8%** **22.4%** **22.6%**

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90
Gross Income = Net Revenues (Sales + Suppliers Contribution + Rental Income + Other) - Cost of Sales (Cost of Merchandise Sold + Shrinkage)

Gross income for the period January-March 2002 totaled the amount of US$ 81.7 million, representing a 21.0% increase over results obtained in the same period of 2001, and equivalent to a 22.6% of net revenues.

RECURRING OPERATING EXPENSES

I Quarter Results
Recurring Operating Expenses
(Excl.Amortization & Depreciation)


100
80
60
40
20
0
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
REC. EXPENSES	28.7	38.7	34.3	37.9	48.9
NET REVENUES	218.3	299.0	287.8	300.9	360.8
	13.1%	**12.9%**	**11.9%**	**12.6%**	**13.6%**

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

In the I quarter 2002, recurring operating expenses totaled the amount of US$ 48.9 million, representing a 13.6% of total revenues.

OPERATING INCOME

I Quarter Results
Operating Income


50
40
30
20
10
0
-10
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
OPERAT. INCOME	12.4	11.4	17.7	18.4	18.5
NET REVENUES	218.3	299.0	287.8	300.9	360.8
	5.7%	**3.8%**	**6.1%**	**6.1%**	**5.1%**

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Operating income for the I quarter 2002 amounted to US$ 18.5 million, corresponding to a 5.1% of net revenues, representing a 0.6% increase over results of the former year.

NON-OPERATING INCOME



I Quarter Results
Non-Operating Income
35
25
15
5
-5
-15
-25
-35
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
NON-OP. INCOME	-1.4	-9.2	-3.7	-2.4	-5.7
NET REVENUES	218.3	299.0	287.8	300.9	360.8

-0.6% -3.1% -1.3% -0.8% -1.6%

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Non-operating income for the period January-March 2002 was the amount of US$ 5.7 million of loss, which corresponds to a 1.6% of net revenues.

NET INCOME



I Quarter Results
Net Income
45
35
25
15
5
-5
-15
-25
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
NET INCOME	9.7	1.4	12.5	13.6	10.9
NET REVENUES	218.3	299.0	287.8	300.9	360.8

4.4% 0.5% 4.3% 4.5% 3.0%

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Net income for the period amounted to US$ 10.9 million, equivalent to a 3.0% of net revenues, representing a 20.0% decrease in comparison with results of the same period in 2001.

EBITDA


I Quarter Results
EBITDA
50
40
30
20
10
0
400
350
300
250
200
150
100
50
0

	1998	1999	2000	2001	2002
EBITDA	18.4	22.8	28.4	29.6	30.7
NET REVENUES	218.3	299.0	287.8	300.9	360.8

8.4% **7.6%** **9.9%** **9.8%** **8.5%**

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90
EBITDA= Operating Income + Depreciation

EBITDA for the I quarter 2002 increased by 3.8% compared to the same period of 2001, representing an 8.5% of net revenues.

VI.- QUARTERLY ANALYSIS

NET SALES


I Quarter Results
Net Sales
500
400
300
200
100
0
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
SALES	199.5	220.3	238.2	311.8	271.5	301.1	305.6	338.5	261.2	271.3	286.5	319.1	271.1	295.1	312.3	368.2	318.8
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

91.4 90.7 89.4 92.6 90.8 91.3 91.3 92.0 90.8 90.4 90.8 90.5 90.1 89.9 89.5 90.2 88.4

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Total Company sales during the I quarter 2002 amounted to US$ 318.8 million, representing an 88.4% of total revenues. This figure is the highest obtained in equivalent periods of the last four years.

GROSS INCOME – GROSS MARGIN


I Quarter Results
Gross Income
150
130
110
90
70
50
30
10
-10
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
GROSS INCOME	48.3	55.0	61.8	59.3	61.8	69.4	71.8	75.7	62.7	66.9	68.4	75.4	67.5	73.0	80.2	91.4	81.7
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8
	22.1	22.6	23.2	17.6	20.7	21.0	21.5	20.6	21.8	22.3	21.7	21.4	22.4	22.2	23.0	22.4	22.6

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90
Gross Income = Net Revenues (Sales + Suppliers Contribution + Rental Income + Other) - Cost of Sales (Cost of Merchandise Sold + Shrinkage)

Gross income for the I quarter 2002 totaled the amount of US$ 81.7 million, which is equivalent to a 22.6% of total revenues for the period. This is the highest gross margin obtained in the last years, largely due to the increase of non-food share in total sales.

RECURRING OPERATING EXPENSES


I Quarter Results
Recurring Operating Expenses
(Excl. Amortization & Depreciation)
100
80
60
40
20
0
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
REC. EXPENSES	28.7	31.8	35.3	42.8	38.7	47.4	45.2	51.9	34.3	39.2	39.8	43.4	37.9	46.1	46.4	49.5	48.9
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8
	13.1	13.1	13.2	12.7	12.9	14.4	13.5	14.1	11.9	13.1	12.6	12.3	12.6	14.1	13.3	12.1	13.6

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Recurring operating expenses for the period January-March 2002 represented a 13.6% of total revenues, as a result of the labor reform, the increase in the currency exchange and higher advertising expenses.

OPERATING INCOME


I Quarter Results
Operating Income
50
40
30
20
10
0
-10
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
OPERAT. INCOME	12.4	14.2	13.4	-0.4	11.4	9.5	12.6	10.7	17.7	15.8	17.3	20.5	18.4	14.6	19.7	29.7	18.5
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

5.7 5.9 5.0 - 0.1 3.8 2.9 3.8 2.9 6.1 5.3 5.5 5.8 6.1 4.5 5.6 7.3 5.1

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Operating income for the period January-March 2002 was US$ 18.5 million, representing a 0.6% increase over the former year and a 4.5% increase over the year 2000. This result is equivalent to a 5.1% of net revenues.

NON OPERATING INCOME


I Quarter Results
Non-Operating Income
35
25
15
5
-5
-15
-25
-35
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
NON-OP. INCOME	-1.4	-2.1	-0.1	-4.0	-9.2	-8.9	-7.5	-29.6	-3.7	-7.2	-6.7	-3.9	-2.4	-0.5	1.6	-10.0	-5.7
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

- 0.6 - 0.8 - 0.1 - 1.2 - 3.1 - 2.7 - 2.2 - 8.0 - 1.3 - 2.4 - 2.1 - 1.1 - 0.8 - 0.2 0.5 - 2.4 - 1.6

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Non-operating income for the first quarter was US$ -5.7 million (loss), equivalent to a 1.6% of total revenues. This result is due to an increase in financial expenses and lower monetary correction in comparison with the same period the former year.

NET INCOME


I Quarter Results
Net Income
45
35
25
15
5
-5
-15
-25
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
NET INCOME	9.5	10.7	12.6	-3.9	1.3	-0.5	4.0	-19.5	12.4	7.5	8.8	15.8	13.4	11.7	17.5	17.0	10.7
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

4.4 4.4 4.7 - 1.2 0.4 - 0.2 1.2 - 5.3 4.3 2.5 2.8 4.5 4.5 3.6 5.0 4.2 3.0

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90

Net income for the period was US$ 10.9 million, equivalent to a 3.0% of net revenues.

EBITDA


I Quarter Results
EBITDA
50
40
30
20
10
0
450
400
350
300
250
200
150
100
50
0

	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	I 02
EBITDA	18.4	20.5	20.6	9.2	22.8	22.0	26.6	23.8	28.4	26.7	28.3	31.2	29.6	26.0	31.2	41.5	30.7
NET REVENUES	218.3	242.9	266.3	336.7	299.0	329.8	334.7	368.1	287.8	300.2	315.7	352.8	300.9	328.2	348.9	408.3	360.8

8.4 8.4 7.7 2.7 7.6 6.7 8.0 6.5 9.9 8.9 9.0 8.8 9.8 7.9 9.0 10.2 8.5

Source: Quarterly evolution Fecu format in US$ million, exchange rate US$=Ch$ 655,90
EBITDA= Operating Income+ Depreciation

In the I quarter 2002 EBITDA amounted to USS$ 30.7 million, representing a 3.8% increase compared to the same period of 2001, and an 8.1% increase compared to the year 2000.

VII.- FINANCIAL STRUCTURE

SUMMARY OF RELEVANT (FINANCIAL DEBT)

Financial Debt In US$ Millions US$=Ch$ 655,90		
Bonos D&S	119.97	37.7%
Banco Santiago	90.56	28.5%
Banco Santander	53.14	16.7%
Banco del Estado	26.05	8.2%
Banco Citibank	7.62	2.4%
Banco Scotiabank (D&S)	0.39	0.1%
Otros Bancos	9.37	2.9%
Other Creditors	11.24	3.4%
Total Financial Debt	318.34	100%

At March 2002 the Company's total financial debt amounts to US$ 318.34 million. The main component corresponds to D&S bonds issued in December 2000.

D&S CURRENT RISK RATINGS

Current Risk Ratings As of 31.03.2002				
Instrument	Clasification Type	Fitch Chile	Feller Rate	Fitch Inc.
Stocks	National	Level 2	Level 2	
Bonds	National	AA-	A+	
Long Term Debt- Local Currency	International			BBB+

Fitch Chile Clasificadora de Riesgo Ltda.: May 2, 2002.
Feller Rate Clasificadora de Riesgo Ltda: April 29, 2002.
Fitch IBCA, Duff & Phelps Chicago: October 31, 2001.

FINANCIAL STRUCTURE BY QUARTER


Financial Structure D&S
100%
80%
60%
40%
20%
0%
92.7
7.3
89.4
10.6
75.6
24.4
78.4
21.6
73.9
26.1
I 2001
II 2001
III 2001
IV 2001
I 2002
Long Term
Short Term

Source: Quarterly evolution D&S format

At the closing of the I quarter 2002 the Company maintains short term obligations in the amount of US$ 83.0 million, which represents a 26.1% of the total debt.

VIII.-SALES

SALES

Sales In Ch$ Millions Currency of March 2002	D&S						EKONO						LIDER					
	SSS			TOTAL			SSS			TOTAL			SSS			TOTAL		
	2002	2001	Var %	2002	2001	Var %	2002	2001	Var %	2002	2001	Var %	2002	2001	Var %	2002	2001	Var %
I Quarter	185,088	173,573	6.6	208,769	177,371	17.7	44,599	42,593	4.7	46,302	52,184	(11.3)	130,257	124,939	4.3	162,446	124,939	30.0
II Quarter																		
III Quarter																		
IV Quarter																		
I Half	185,088	173,573	6.6	208,769	177,371	17.7	44,599	42,593	4.7	46,302	52,184	(11.3)	130,257	124,939	4.3	162,446	124,939	30.0
9 Months																		
Total	185,088	173,573	6.6	208,769	177,371	17.7	44,599	42,593	4.7	46,302	52,184	(11.3)	130,257	124,939	4.3	162,446	124,939	30.0

In the I quarter 2002 the supermarket division (Almac and Ekono) presents a 4.7% increase in Same Store Sales and the hypermarket division a 4.3%. On a consolidated basis D&S presents a 6.6% increase in Same Store Sales.

Total sales of D&S stores increased by 17.7% compared to the equivalent period in 2001.

SALES PER TRANSACTION

Sales per Transaction	D&S						EKONO						LIDER					
In Ch$	SSS			TOTAL			SSS			TOTAL			SSS			TOTAL		
Currency of March 2002	2002	2001	Var %	2002	2001	Var %	2002	2001	Var %	2002	2001	Var %	2002	2001	Var %	2002	2001	Var %
I Quarter	7,352	7,394	(0.6)	7,507	7,331	2.4	4,784	4,747	0.8	4,803	4,749	1.1	9,350	9,498	(1.6)	8,940	9,498	(5.9)
II Quarter																		
III Quarter																		
IV Quarter																		
I Half	7,352	7,394	(0.6)	7,507	7,331	2.4	4,784	4,747	0.8	4,803	4,749	1.1	9,350	9,498	(1.6)	8,940	9,498	(5.9)
9 Months																		
Total	7,352	7,394	(0.6)	7,507	7,331	2.4	4,784	4,747	0.8	4,803	4,749	1.1	9,350	9,498	(1.6)	8,940	9,498	(5.9)

Same store sales per transaction presents a 0.6% decrease in the first quarter 2002.
Total sales per transaction, that is considering new stores, shows an increase as a result of the opening of new hypermarkets which present bigger tickets.

TRANSACTIONS

Transactions	D&S						EKONO						LIDER					
In Thousands	SSS			TOTAL			SSS			TOTAL			SSS			TOTAL		
	2002	2001	change %	2002	2001	change %	2002	2001	Var %	2000	2001	Var %	2000	2001	Var %	2000	2001	Var %
I Quarter	25,174	23,474	7.2	27,811	24,193	15.0	9,323	8,973	3.9	9,640	10,988	(12.3)	13,931	13,154	5.9	18,171	13,154	38.1
II Quarter																		
III Quarter																		
IV Quarter																		
I Half	25,174	23,474	7.2	27,811	24,193	15.0	9,323	8,973	3.9	9,640	10,988	(12.3)	13,931	13,154	5.9	18,171	13,154	38.1
9 Months																		
Total	25,174	23,474	7.2	27,811	24,193	15.0	9,323	8,973	3.9	9,640	10,988	(12.3)	13,931	13,154	5.9	18,171	13,154	38.1

The number of same store transactions presents a 7.2% increase in the I quarter 2002.

SALES BY BUSINESS AREA

Groceries In Ch$ Millions Currency of March 2002	SSS					TOTAL				
	2002		2001		% change	2002		2001		% change
	$	% share	$	% share		$	% share	$	% share	
I Quarter	90,963	49.1	86,766	50.0	4.8	101,868	48.8	88,522	49.9	15.1
II Quarter										
III Quarter										
IV Quarter										
I Half	90,963	49.1	86,766	50.0	4.8	101,868	48.8	88,522	49.9	15.1
9 Months										
Total	90,963	49.1	86,766	50.0	4.8	101,868	48.8	88,522	49.9	15.1

Perishables In Ch$ Millions Currency of March 2002	SSS					TOTAL				
	2002		2001		% change	2002		2001		% change
	$	% share	$	% share		$	% share	$	% share	
I Quarter	62,617	33.8	60,711	35.0	3.1	70,601	33.8	62,221	35.1	13.5
II Quarter										
III Quarter										
IV Quarter										
I Half	62,617	33.8	60,711	35.0	3.1	70,601	33.8	62,221	35.1	13.5
9 Months										
Total	62,617	33.8	60,711	35.0	3.1	70,601	33.8	62,221	35.1	13.5

Non-Food In Ch$ Millions Currency of March 2002	SSS					TOTAL				
	2002		2001		% change	2002		2001		% change
	$	% share	$	% share		$	% share	$	% share	
I Quarter	31,565	17.1	26,102	15.0	20.9	36,359	17.4	26,634	15.0	36.5
II Quarter										
III Quarter										
IV Quarter										
I Half	31,565	17.1	26,102	15.0	20.9	36,359	17.4	26,634	15.0	36.5
9 Months										
Total	31,565	17.1	26,102	15.0	20.9	36,359	17.4	26,634	15.0	36.5

During the first quarter 2002, the non-food business areas, continued to show higher sales increases relative to the other business areas, accumulating a 20.9% same store sales increase and a total sales increase of 36.5% in all stores. Thus, non-food sales represented a 17.1% of the company same store sales in the I quarter 2002.

MODES OF PAYMENT

SHARE OF PAYMENT OPTIONS IN D&S SALES

	2000				2001				2002
	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ	IVQ	IQ
CASH	63.1%	62.1%	62.4%	62.3%	61.8%	61.2%	59.5%	57.9%	60.0%
CHECK	19.0%	19.5%	19.1%	17.3%	15.6%	15.8%	15.5%	15.1%	14.6%
CREDIT CARD	12.3%	12.4%	12.2%	10.7%	10.9%	10.8%	11.3%	11.5%	10.0%
PRESTO CARD	4.8%	5.3%	5.4%	5.1%	5.6%	6.0%	6.2%	6.8%	6.9%
DEBIT CARD	0.1%	0.1%	0.3%	3.2%	5.5%	5.7%	6.9%	7.3%	7.8%
OTHERS*	0.7%	0.6%	0.6%	1.4%	0.6%	0.5%	0.6%	1.5%	0.7%
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

*Other vouchers

The Presto credit card presents a 6,9% share of total Company sales as of March 31, 2002.

D&S SAME STORE SALES



% Change Same Store Sales
D&S
20
15
10
5
0
-5
-10
-15
-20
1996 v/s 1995
1997 v/s 1996
1998 v/s 1997
1999 v/s 1998
2000 v/s 1999
2001 v/s 2000
2002 v/s 2001

Source: D&S monthly sales

During the I quarter 2002 consolidated same store sales increased by 6.6% compared to the former year.

D&S SAME STORE TRANSACTIONS



% Change Same Store Transactions
D&S
14
12
10
8
6
4
2
0
-2
-4
-6
1996 v/s 1995
1997 v/s 1996
1998 v/s 1997
1999 v/s 1998
2000 v/s 1999
2001 v/s 2000
2002 v/s 2001

Source: D&S monthly sales

The number of same store transactions presents increases during the first three months of the year, totaling a 7.2% increase for the I quarter.

D&S SAME STORE SALES PER TRANSACTION


% Change Same Store Sales per Transaction
D&S
15
10
5
0
-5
-10
-15
-20
1996 v/s 1995
1997 v/s 1996
1998 v/s 1997
1999 v/s 1998
2000 v/s 1999
2001 v/s 2000
2002 v/s 2001

Source: D&S monthly sales

Same store sales per transaction decreased by 0.6% in the period January-March 2002 compared to the equivalent period in 2001.

IX.- MARKET INFORMATION

MARKET SAME STORE SALES v/s D&S


Supermarket Industry Sales
% Change Same Store Sales
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
I Trim 01
II Trim 01
III Trim 01
IV Trim 01
I Trim 02*
Industry
D&S

Source: D&S, ASACH

Same store sales of the Chilean supermarket industry decreased by 1.1% in the first quarter 2002 compared 2001, whereas D&S' same store sales presented a 6.6% increase in the same period.

SUPERMARKET INDUSTRY TOTAL SALES


Supermarket Industry Sales
Period Jan-Feb 1999-2002
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%

	1999	2000	2001	2002
Var	5.4%	5.7%	-0.6%	8.5%

Source: AC Nielsen

Supermarket industry sales increased by 8.5% in the period January-February 2002 compared to the same period the former year.

SUPERMARKET INDUSTRY – MARKET SHARE BY FORMAT


Supermarket Industry
Market Share by Format
100%
80%
60%
40%
20%
0%
Hiper
Super

	I-99	II-99	III-99	IV-99	I-00	II-00	III-00	IV-00	I-01	II-01	III-01	IV-01	I-02
Hiper	22.9	23.8	23.7	25.4	24.6	26.3	27.3	29.2	29.0	30.1	30.7	33.0	31.6
Super	77.1	76.2	76.3	74.6	75.4	73.7	72.7	70.8	71.0	69.9	69.3	67.0	68.4

Source: AC Nielsen

During the period Jan-Feb 2002 the hypermarket format represents a 31.6% of the total sales of the supermarket channel.

D&S COUNTRY MARKET SHARE


Country Market Share
D&S (Ekono + Lider)
33,0
31,0
29,0
27,0
25,0
23,0
21,0
19,0

	I-97	II-97	III-97	IV-97	I-98	II-98	III-98	IV-98	I-99	II-99	III-99	IV-99	I-00	II-00	III-00	IV-00	I-01	II-01	III-01	IV-01	I-02
Market Share	19,2	20,1	19,9	21,6	20,1	21,3	22,6	27,5	27,1	28,1	28,1	28,9	27,6	28,0	28,3	29,1	27,9	29,2	29,6	31,4	28,9

Source: AC Nielsen

In the period January-February 2002 D&S' country market share was 28.9%. This represents an increase of 1 percentual point over D&S' market share for the equivalent period of 2001.

D&S MARKET SHARE BY FORMAT


D&S Market Share by format
I BIMESTER
40,0
30,0
20,0
10,0
-
Ekono
Lider

	1997	1998	1999	2000	2001	2002
Ekono	11,0	10,6	10,8	10,5	8,2	6,4
Lider	8,2	9,5	16,3	17,0	19,7	22,5

Source: AC Nielsen

During the period January March 2002 the D&S' supermarket formats Ekono-Almac reached a 6,4% of market share countrywide, while Lider represented a 22.5% of the Chilean market. The predominant share of the hypermarket format results from the opening of new Lider hypermarket stores and the transformation of Ekono supermarkets into the Lider Vecino hypermarket format.

X.- EFFICIENCY INDICATORS

SALES PER SQUARE METER


SALES PER SQUARE METER
1999 -2002
600
550
500
450
400
350
300
1999
2000
2001
2002

Source: D&S monthly sales

During each month of the first quarter 2002 there is an increase in sales per square meter compared to equivalent period in 2001.
Thus, the Company achieved sales of US$463 per square meter of sales area in March 2002.

SHRINKAGE BY FORMAT


Total Shrinkage by format
(US$ Millions)
6,0
4,0
2,0
0,0
2001
2002

	Ekono	Lider	D&S
2001	1,2	4,1	5,3
2002	1,2	4,4	5,6

Source: Quarterly evolution D&S format

1,6% 1,7% 2,1% 1,8% 2,0% 1,8%

In the first quarter 2002, shrinkage as percentage of sales decreased from 2.0% in 2001 to 1.8% in 2002.

DAYS OF INVENTORY BY BUSINESS AREA


Days of Inventory by Bussines Area
I Quarter
100.0
80.0
60.0
40.0
20.0
-
Groceries
Non-food
Perishables
Total
2000
2001

	Groceries	Non-food	Perishables	Total
2000	29.0	84.7	10.9	31.2
2001	31.1	90.8	11.6	35.1

Source: Quarterly evolution D&S format

During the I quarter 2002 days of inventory are increased so that on a consolidated basis the total number of days is 35.1

XI.- INVESTMENT PROGRAM

D&S STORES

Región	Almac	Ekono	Supermercados	LIDER	Lider Vecino	Lider Mercado	Hipermercados	Total D&S
Arica		1	1				0	1
Iquique			0		1		1	1
I Región	0	1	1	0	1	0	1	2
Antofagasta			0	1			1	1
Calama		1	1				0	1
Chuquicamata		1	1				0	1
II Región	0	2	2	1	0	0	1	3
La Serena			0	1			1	1
IV Región	0	0	0	1	0	0	1	1
La Calera		1	1				0	1
Quilpue		1	1	1			1	2
Viña de Mar		1	1	1			1	2
V Región	0	3	3	2	0	0	2	5
Talca			0		1		1	1
VII Región	0	0	0	0	1	0	1	1
Concepción			0	2			2	2
VIII Región	0	0	0	2	0	0	2	2
Temuco		1	1	1			1	2
IX Región	0	1	1	1	0	0	1	2
Osorno			0		1		1	1
X Región	0	0	0	0	1	0	1	1
Cerrillos			0	1			1	1
El Bosque		1	1				0	1
Estacion Central			0	1			1	1
Gran Avenida		1	1	1			1	2
Independencia		1	1				0	1
La Florida			0	2	1		3	3
La Reina			0	1			1	1
Las Condes	1	5	6		1		1	7
Lo Barnechea		1	1			1	1	2
Macul			0	1			1	1
Maipú		2	2	1			1	3
Ñuñoa		3	3		1		1	4
Providencia	2	3	5				0	5
Puente Alto			0	1			1	1
Recoleta		0	0		1		1	1
San Bernardo		0	0		1		1	1
San Ramón		1	1				0	1
Vitacura	1		1	1			1	2
Región Metropolita	4	18	22	10	5	1	16	38
TOTAL PAIS	4	25	29	17	8	1	26	55

Geographic distribution of D&S stores by format as of March 31, 2002.

SALES AREA

SALES AREA SQ.M			
QUARTER	SUPERMARKETS	HYPERMARKETS	TOTAL
I Q 2000	92,326	137,505	229,831
II Q 2000	90,715	150,616	241,331
III Q 2000	87,297	154,516	241,813
IV Q 2000	78,556	163,451	242,007
I Q 2001	75,436	163,451	238,887
II Q 2001	71,306	174,231	245,537
III Q 2001	71,306	192,101	263,407
IV Q 2001	68,234	195,401	263,635
I Q 2002	68,234	203,901	272,135

QUARTER	STORE	SALES AREA (sq.m.)	PROJECT TYPE	DATE
I Quarter 2001	Ekono Macul	3,120	Closed	1-Jan-01
II Quarter 2001	Lider Vecino Talca	4,130	Transformed	22-May-01
	Lider Temuco	6,650	New	4-Apr-01
III Quarter 2001	Lider Puente Nuevo	11,850	New	4-Jul-01
	Lider Macul	6,020	New	2-Aug-01
IV Quarter 2001	Lider Vecino Osorno	3,300	Transformed	30-Oct-01
I Quarter 2002	Lider Vecino San Bernardo	3,700	Transformed	29-Jan-02
	Lider Vecino Tomás Moro	3,850	Transformed	19-Feb-02
	Lider Concepcion II	8,500	New	19-Feb-02
	Lider Vecino Recoleta	4,185	Transformed	25-Mar-02
II Quarter 2002	Lider Vecino Los Morros	4,080	Transformed	23-Apr-02
	Lider Puerto Montt	8,478	New	29-Apr-02

Square meters of sales area by format as of March 31, 2002.

XII.- STOCK MARKET PERFORMANCE

D&S: PRICE OF LOCAL SHARES

Precio Accion Diaria D & S
Indice Base 100 = 30 Diciembre 1996 (Periodo 1999 - 2002)


Indice
Millones de $
D&S
IPSA
IGPA
Monto Transado DyS
360
340
320
300
280
260
240
220
200
180
160
140
120
100
80
60
8000
7000
6000
5000
4000
3000
2000
1000
0
Dias

Fuente: Bolsas de Comercio de Santiago, de Valparaíso y Electronica. (30/12/96 $ 236)

Cuadro comparativo de relación D&S con IPSA en Bolsas Chilenas.

D&S ADR PRICE v/s Dow Jones

Precio ADR Diario D y S
Indice Base 100 = 8 Octubre 1997 (Periodo 1999 - 2002)


Indice
150
140
130
120
110
100
90
80
70
60
50
40
Dow Jones
DYS
Dias

Fuente: New York Stock Exchange (8/10/97 US$ 18,4375)

Cuadro comparativo de relación ADR DYS con Dow Jones en NYSE.

XIII.- MACROECONOMIC ENVIRONMENT

ANNUAL % CHANGE GDP / EXPENDITURE

Variacion Anual PIB - GASTO
1980 - 2004


Porcentaje
PIB
GASTO
20
15
10
5
0
-5
-10
-15
-20
-25

	1980	1981	1982	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992
PIB	7,8	5,5	-14,1	-0,7	6,1	3,5	5,6	6,6	7,3	10,6	3,7	8	12,3
GASTO		11,6	-24,1	-8,6	8,7	-2,4	4,9	9,8	7,7	13,3	2,9	6,2	15

	1993	1994	1995	1996	1997	1998	1999	2000	2001	***2002***	***2003***	***2004***
PIB	7	5,7	10,6	7,4	6,6	3,2	-1	4,4	2,8	3,1	4,5	4,6
GASTO	10,8	5,5	16,2	7,9	7,2	3,7	-5,7	5,9	-0,7	4,1	5,6	

Años

Fuente: Banco Central de Chile (con nueva base matriz insumo-producto de 1996)
Proyecciones PIB=Encuesta Expectativas Económicas del Banco Central de Chile (Abril 2002)
Gasto=Exposicion del Vice-Presidente del Banco Central de Chile (07/Marzo/2002)

VAR TRIMESTRAL PIB / GASTO

Variacion Trimestral PIB - GASTO
1997 - 2002


Porcentaje
12
10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
PIB
GASTO

	I 97	II 97	III 97	IV 97	I 98	II 98	III 98	IV 98	I 99	II 99	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01	IV 01	***I 02***	***II 02***	***III 02***	***IV 02***
PIB	4,3	4,9	8,3	9	6,4	5,7	2,8	-1,8	-1,4	-4,4	-1,5	3,7	3,6	5	4,5	4,4	3	3,8	2,7	1,7	2,4	2,6		
GASTO	0,9	6,5	11,1	10,4	10,6	8,1	3	-5,7	-6,3	-10,9	-6,3	1,2	3,4	9,7	4,6	5,8	3,4	-0,7	-0,2	-4,9				

Trimestres

Fuente: Banco Central de Chile (con nueva base matriz insumo-producto de 1996)
Proyecciones PIB=Encuesta Expectativas Económicas del Banco Central de Chile (Abril 2002)

INDICE DE VENTAS SUPERMERCADOS MENSUAL



Supermarket Real Sales Index (Same Store Sales)
% Change
Var % mar 01/00 = -0,7
Var % mar 01/99 = 1,1
Index
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
200
180
160
140
120
100
80
dic-98
ene-99
feb-99
mar-99
abr-99
may-99
jun-99
jul-99
ago-99
sep-99
oct-99
nov-99
dic-99
ene-00
feb-00
mar-00
abr-00
may-00
jun-00
jul-00
ago-00
sep-00
oct-00
nov-00
dic-00
ene-01
feb-01
mar-01
abr-01
may-01
jun-01
jul-01
ago-01
sep-01
oct-01
nov-01
dic-01
ene-02
feb-02
mar-02
% Change 12 Months
% Change 24 Months
Supermarket real sales index

Source: National Chamber of Commerce, ASACH

RETAIL SECTOR REAL SALES MONTHLY INDEX



Retail Sector Real Sales Index
% Change
Var % feb 01/00 = 2,1
Var % feb 01/99 = 0,1
Index
12%
7%
2%
-3%
-8%
-13%
300
280
260
240
220
200
180
160
140
120
100
80
dic-98
ene-99
feb-99
mar-99
abr-99
may-99
jun-99
jul-99
ago-99
sep-99
oct-99
nov-99
dic-99
ene-00
feb-00
mar-00
abr-00
may-00
jun-00
jul-00
ago-00
sep-00
oct-00
nov-00
dic-00
ene-01
feb-01
mar-01
abr-01
may-01
jun-01
jul-01
ago-01
sep-01
oct-01
nov-01
dic-01
ene-02
feb-02
% Change 12 Months
% Change 24 Months
Retail sector real sales index

Source: National Chamber of Commerce, ASACH

IMACEC


Economic Activity Monthly Index (IMACEC)
% Change
Var % ene 01/00 = 2,9
Var % ene 01/99 = 6,1
Index
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
200
180
160
140
120
100
dic-98
ene-99
feb-99
mar-99
abr-99
may-99
jun-99
jul-99
ago-99
sep-99
oct-99
nov-99
dic-99
ene-00
feb-00
mar-00
abr-00
may-00
jun-00
jul-00
ago-00
sep-00
oct-00
nov-00
dic-00
ene-01
feb-01
mar-01
abr-01
may-01
jun-01
jul-01
ago-01
sep-01
oct-01
nov-01
dic-01
ene-02
% Change 12 Months
% Change 24 Months
IMACEC

Source: Chile Central Bank

Base promedio 1986 = 100

UNEMPLOYMENT RATES


Unemployment
1998 - 2002
14
12
10
8
6
4
2
0

	3	4	5	6	7	8	9	10	11	12	1	2	3	4	5	6	7	8
%	8.2	8.7	9.8	10.8	11.1	11.5	11.4	11	10	8.9	8.4	8.1	8.2	8.5	8.9	9.4	10.2	10.6

	9	10	11	12	1	2	3	4	5	6	7	8	9	10	11	12	1	2
%	10.7	10	9.4	8.3	8.4	8.4	8.8	9.1	9.6	9.7	9.8	9.7	10.1	9.7	8.9	7.9	8.0	8.3

Source: National Employement Survey, INE (Floating Quarterly Average)

Unemployment rate on a country basis reached an 8.3% for the floating quarter December-February, which is 0.1 percentage points lower than rates recorded in the same period of the former year and higher than rate recorded for the previous floating quarter.

US DOLLAR / UF RATIO



US$ per Unidad de Fomento Ratio
1999-2002
31
30
29
28
27
26
25
24
23
22
ene-99
mar-99
may-99
jul-99
sep-99
nov-99
ene-00
mar-00
may-00
jul-00
sep-00
nov-00
ene-01
mar-01
may-01
jul-01
sep-01
nov-01

Source: Chile Central Bank

The UF/US$ ratio was 24,38 times as of March 2002. Therefore, in real terms the Chilean peso has become stronger relative to the US dollar during the first quarter, thus reversing the trend shown throughout the year 2001.

PRICE INDICES – WHOLESALE PRICES/CATTLE FARMING PRICES (IPM/IA)



Wholesale Price and Cattle/Farming Price Indices
(IPM / IA) Twelve Months % Change
20
15
10
5
0
-5
-10
-15
Wholesale Price
Cattle/Farming Price
1994
1995
1996
1997
1998
1999
2000
2001
2002

Source: National Bureau of Statistica

For the first time in the last three years, the Cattle/Farming sector of economic activity (IA) is putting pressure towards increasing costs in the month of March, presenting higher increases in prices relative to the wholesale prices index increases (IPM).

PRICE INDICES – CONSUMER PRICE INDEX / FOOD PRICE INDEX (IPC / IPA)


Consumer Price and Food Price Indices (IPC / IPA)
Twelve Months % Change
14
12
10
8
6
4
2
0
-2
Consumer Price Index
Food Price Index
1994
1995
1996
1997
1998
1999
2000
2001
2002

Source: National Bureau of Statistica

INDICE (IPC / IPM)


Consumer Price and Wholesale Price Indices (IPC / IPM)
Twelve Months % Change
14
12
10
8
6
4
2
0
-2
Consumer Price Index
Wholesale Price
1994
1995
1996
1997
1998
1999
2000
2001
2002

Source: National Bureau of Statistica

During the first quarter 2002 the Wholesale Price Index (IPM) presents a 6.1% increase whereas the CPI increased by 2.6% in the same period. This is an indication that the retail sector is the main contributor to inflation control in the country.

XIV.- APPENDIX I : FECU

BALANCE SHEETS

ASSETS

FINANCIAL STATEMENTS
BALANCE SHEETS
Type of currency: Chilean pesos
Type of Balance Statement: Consolidated

			month day year as of 03 31 2002	month day year as of 03 31 2001
ASSETS			**CURRENT**	**PRIOR**
5.11.00.00	**TOTAL CURRENT ASSETS**		**148.313.150**	**123.904.944**
	5.11.10.10	Cash and cash equivalents	19.575.234	14.517.416
	5.11.10.20	Time deposits		
	5.11.10.30	Marketable securities (net)	97.245	15.885.045
	5.11.10.40	Sales debtors (net)	39.995.752	27.312.380
	5.11.10.50	Notes receivable (net)	945.242	774.441
	5.11.10.60	Sundry debtors (net)	8.659.148	6.715.879
	5.11.10.70	Documents and accounts receivable from related companies	1.258.746	183.319
	5.11.10.80	Inventories (net)	72.090.318	55.503.127
	5.11.10.90	Refundable taxes	1.252.244	300.335
	5.11.20.10	Prepaid expenses	2.954.548	1.800.067
	5.11.20.20	Deferred taxes	827.736	484.314
	5.11.20.30	Other current assets	656.937	428.621
	5.11.20.40	Leasing contracts (net)		
	5.11.20.50	Assets for leasing (net)		
5.12.00.00	**TOTAL FIXED ASSETS**		**446.725.557**	**402.044.353**
	5.12.10.00	Land	123.578.393	108.320.405
	5.12.20.00	Buildings and infrastructure	299.897.638	263.367.686
	5.12.30.00	Machinery and equipment	110.118.712	93.815.891
	5.12.40.00	Other fixed assets	55.583.987	50.339.151
	5.12.50.00	Reserve for techinical revaluation of fixed assets	3.892.858	3.889.632
	5.12.60.00	Depreciation (minus)	146.346.031	117.688.412
5.13.00.00	**TOTAL OTHER ASSETS**		**75.850.383**	**69.886.708**
	5.13.10.10	Investment in related companies	1.343.497	
	5.13.10.20	Investment in other companies	67.276	67.213
	5.13.10.30	Goodwill	10.962.154	11.435.378
	5.13.10.40	Negative goodwill (minus)	1.304.348	1.572.060
	5.13.10.50	Long-term debtors	60.396.790	55.192.582
	5.13.10.60	Notes and accounts receivable from related companies - long term		
	5.13.10.65	Long-term deferred taxes		
	5.13.10.70	Intangibles		
	5.13.10.80	Amortization (minus)		
	5.13.10.90	Others	4.385.014	4.763.595
	5.13.20.10	Long-term leasing contracts (net)		
5.10.00.00	**TOTAL ASSETS**		**670.889.090**	**595.836.005**

LIABILITIES

Type of currency: Chilean pesos
Type of Balance Statement: Consolidated

			month day year as of 03 31 2002	month day year as of 03 31 2001
LIABILITIES			**CURRENT**	**PRIOR**
5.21.00.00	**TOTAL CURRENT LIABILITIES**		**222.777.562**	**143.734.525**
	5.21.10.10	Debt with banks and financial institutions - short term	19.286.940	6.508.850
	5.21.10.20	Debt with banks and financial institutions - long term portion	27.812.347	1.358.970
	5.21.10.30	Obligations with public (notes)		
	5.21.10.40	Obligations with public - short term portion (bonds)	2.844.238	2.852.637
	5.21.10.50	Long term debt with maturity within a year	4.488.143	2.475.439
	5.21.10.60	Dividends to be paid		
	5.21.10.70	Accounts payable	142.746.512	117.693.284
	5.21.10.80	Documents payable		
	5.21.10.90	Sundry creditors	6.543.265	4.894.947
	5.21.20.10	Documents and accounts payable to suppliers	8.044.715	497.031
	5.21.20.20	Accruals	6.370.202	6.444.090
	5.21.2030	Witholdings	1.908.009	743.000
	5.21.20.40	Income tax	2.618.204	
	5.21.20.50	Income received in advance	47.195	43.797
	5.20.20.60	Deferred taxes		
	5.21.20.70	Other current assets	67.792	222.480
5.22.00.00	**TOTAL LONG TERM LIABILITIES**		**159.183.767**	**185.648.143**
	5.22.10.00	Debt with banks and financial institutions	64.124.776	91.204.020
	5.22.20.00	Obligations with public - long term (bonds)	78.481.927	78.738.687
	5.22.30.00	Documents payable - long term	1.591.605	266.077
	5.22.40.00	Sundry creditors - long term	10.165.704	12.006.739
	5.22.50.00	Notes & accounts payable to related companies		
	5.22.60.00	Accruals	2.804.630	2.145.376
	5.22.65.00	Deferred taxes - long term	1.723.043	919.730
	5.22.70.00	Other long term liabilities	292.082	367.514
5.23.00.00	**MINORITY INTEREST**		**463.304**	**316.114**
5.24.00.00	**SHAREHOLDERS' EQUITY**		**288.464.457**	**266.137.223**
	5.24.10.00	Capital paid	208.528.749	206.253.164
	5.24.20.00	Capital revaluation reserve	-834.115	206.253
	5.24.30.00	Additional paid-in capital		1.064.097
	5.24.40.00	Other reserves	1.257.855	1.256.813
	5.24.50.00	Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	79.511.968	57.356.896
		5.24.51.00 Reserve for future dividends		
		5.24.52.00 Accrued income	79.264.604	54.227.003
		5.24.53.00 Accrued loss (minus)		
		5.24.54.00 Income (loss) for the period	7.119.764	8.895.496
		5.24.55.00 Provisory dividends (minus)	6.872.400	5.765.603
		5.24.56.00 Accrued deficit development period		
5.20.00.00	**TOTAL LIABILITIES**		**670.889.090**	**595.836.005**

INCOME STATEMENT

INCOME STATEMENT

Type of currency Pesos
Type of Balance Statement Consolidated

INCOME STATEMENT				month day year as of 03 31 2002	month day year as of 03 31 2001
5.31.11.00	**OPERATING INCOME**			**12.105.190**	**12.035.788**
	5.31.11.10	GROSS MARGIN		53.577.533	44.293.529
		5.31.11.11	Net revenues	236.655.089	197.363.789
		5.31.11.12	Cost of sales (minus)	183.077.556	153.070.260
	5.31.11.20	Selling and administrative expenses (minus)		41.472.343	32.257.741
5.31.12.00	**NON-OPERATING INCOME**			**-3.758.345**	**-1.604.426**
	5.31.12.10	Financial/interest income		146.066	459.768
	5.31.12.20	Income from investment in related companies		91.241	
	5.31.12.30	Other non-operating income		15.057	4.955
	5.31.12.40	Loss from investment in related companies (minus)			
	5.31.12.50	Amortization of goodwill (minus)		190.226	183.119
	5.31.12.60	Financial expenses (minus)		3.649.785	3.025.121
	5.31.12.70	Other non-operating expenses (minus)		338.955	173.146
	5.31.12.80	Monetary correction		68.774	-322.960
	5.31.12.90	Currency exchange differences		99.483	1.635.197
5.31.10.00	**INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS**			**8.346.845**	**10.431.362**
5.31.20.00	INCOME TAX			-1.283.135	-1.579.152
5.31.30.00	EXTRAORDINARY ITEMS				
5.31.40.00	NET INCOME (LOSS) BEFORE MINORITY INTEREST			7.063.710	8.852.210
5.31.50.00	MINORITY INTEREST			-28.483	-39.454
5.31.00.00	**NET INCOME (LOSS)**			**7.035.227**	**8.812.756**
5.32.00.00	Amortization of negative goodwill			84.537	82.740
5.30.00.00	**NET INCOME (LOSS) FOR THE PERIOD**			**7.119.764**	**8.895.496**

CONSOLIDATED CASH FLOW STATEMENTS

Method of Cash Flow Statement: I

			from 01 01 2002 to 03 31 2002	01 01 2001 03 31 2001
CASH FLOWS STATEMENTS - INDIRECT			CURRENT	PRIOR
5.50.00.00	**NET CASH FLOWS FROM OPERATING ACTIVITIES**		**5.162.679**	**6.395.640**
5.50.10.00	Income (loss) for the period		7.119.764	8.895.496
5.50.20.00	Income on sale of fixed assets		3.613	10.681
5.50.20.10		(Gain) Loss on sale of fixed assets	3.613	10.681
5.50.20.20		Gain on sale of investments (minus)		
5.50.20.30		Loss on sale of investments		
5.50.20.40		(Gain) Loss on sale of other assets		
5.50.30.00	Charges (credit) to income statement which do not represent cash flows		8.043.120	6.310.486
5.50.30.05		Depreciation for the period	8.063.427	7.400.551
5.50.30.10		Amortization of intangibles		
5.50.30.15		Writeoffs and provisions		
5.50.30.20		Gain from investment in related companies (minus)	91.241	
5.50.30.25		Loss from investment in related companies		
5.50.30.30		Amortization of goodwill	190.226	183.119
5.50.30.35		Amortization of negative goodwill (minus)	84.537	82.740
5.50.30.40		Net monetary correction	-68.774	322.960
5.50.30.45		Net currency exchange difference	-99.483	-1.635.197
5.50.30.50		Other credits to income statement which do not represent cash flows		
5.50.30.55		Other charges to income statement which do not represent cash flows	133.502	121.793
5.50.40.00	Changes in assets affecting cash flows (increase) decrease		-7.011.667	-278.354
5.50.40.10		Sales debtors	-277.338	3.581.666
5.50.40.20		Inventories	-3.528.003	-4.616.093
5.50.40.30		Other assets	-206.326	756.073
5.50.50.00	Changes in liabilities affecting cash flows (increase) decrease		-3.020.634	8.582.122
5.50.50.10		Accounts payable related to the operation	-6.053.072	-7.700.410
5.50.50.20		Interest payable	1.464.081	889.948
5.50.50.30		Income tax payable (net)	1.351.753	1.630.154
5.50.50.40		Other accounts payable related to results other than operation	831.629	-1.037.396
5.50.50.50		VAT and other similar taxes payable (net)	-615.025	-2.364.418
5.50.60.00	Gain (loss) in minority interest		28.483	39.453
5.41.12.00	**NET CASH FLOWS FROM FINANCING ACTIVITIES**		**2.260.130**	**-1.922.069**
5.41.12.05	Proceeds from issuance of common stock			
5.41.12.10	Proceeds from loans		20.147.883	5.720.615
5.41.12.15	Bonds			
5.41.12.20	Proceeds from loans from related companies			
5.41.12.25	Proceeds from other loans from related companies		3.358.615	2.525.553
5.41.12.30	Other sources of financing			
5.41.12.35	Payment of dividends (minus)		6.872.400	5.761.304
5.41.12.40	Withdrawals of capital (minus)			
5.41.12.45	Repayment of loans (minus)		14.373.968	6.937.512
5.41.12.50	Repayment of bonds (minus)			
5.41.12.55	Repayment of loans from related companies (minus)			
5.41.12.60	Repayment of other loans from related companies (minus)			705.172
5.41.12.65	Expenses from the issuance of common stock (minus)			
5.41.12.70	Expenses from the issuance of bonds (minus)			
5.41.12.75	Other expenses related to financing activities (minus)			
5.41.13.00	**NET CASH FLOWS FROM INVESTING ACTIVITIES**		**-16.305.927**	**-11.426.495**
5.41.13.05	Proceeds from sale of property, plant and equipment		33.602	182.411
5.41.13.10	Proceeds from sale of long-term investments			
5.41.13.15	Proceeds from sale of other investments			1.704
5.41.13.20	Decrease in loans to related companies			
5.41.13.25	Decrease in other loans to related companies			
5.41.13.30	Other proceeds from investment		114.047	40.916
5.41.13.35	Purchases of property, plant and equipment		16.056.342	11.332.147
5.41.13.40	Payment of capitalized interest (minus)		154.752	196.439
5.41.13.45	Long-term investments (minus)			
5.41.13.50	Investment in financial instruments (minus)			
5.41.13.55	Loans to related companies (minus)			
5.41.13.60	Other loans to related companies (minus)		242.482	122.940
5.41.13.65	Other expenses from investing activities (minus)			
5.41.10.00	**NET CASH FLOWS FOR THE PERIOD**		**-8.883.118**	**-6.952.924**
5.41.20.00	**EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS**		**213.512**	**-68.129**
5.41.00.00	**NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS**		**-8.669.606**	**-7.021.053**
5.42.00.00	**CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR**		**28.244.840**	**37.326.347**
5.40.00.00	**CASH AND CASH EQUIVALENTS AT END OF YEAR**		**19.575.234**	**30.305.294**

XIV.- APPENDIX II : ADDITIONAL ANALYSES

I QUARTER INCOME STATEMENT ANALYSIS

Analysis of First Quarter Results In Ch$ Millions Currency of March 2002	2002		2001		Change
	Ch$ Million	%	Ch$ Million	%	%
Sales	209.094	88,4%	177.787	90,1%	17,6%
Total Net revenues	236.655	100,0%	197.364	100,0%	19,9%
Cost of sales	183.078	77,4%	153.070	77,6%	19,6%
Gross Margin	53.578	22,6%	44.294	22,4%	21,0%
Total Recurring Operating Expenses	32.095	13,6%	24.857	12,6%	29,1%
Start-up Expenses	1.314	0,6%	-	0,0%	100,0%
Total Operating Expenses (SG&A)	33.409	14,1%	24.857	12,6%	34,4%
EBITDA	20.169	8,5%	19.436	9,8%	3,8%
Depreciation	8.063	3,4%	7.401	3,7%	9,0%
Total Operating Expenses	41.472	17,5%	32.258	16,3%	28,6%
Operating Income	12.105	5,1%	12.036	6,1%	0,6%
Financial Expenses	(3.650)	-1,5%	(3.025)	-1,5%	20,6%
Other Non-operating Income (Expenses)	(109)	0,0%	1.421	0,7%	-108%
Non-Operating Income	(3.758)	-1,6%	(1.604)	-0,8%	134,2%
Income before Tax	8.347	3,5%	10.431	5,3%	-20,0%
Income Tax	(1.283)	-0,5%	(1.579)	-0,8%	-18,7%
Minority Interest	(28)	0,0%	(39)	0,0%	-27,8%
Income	7.035	3,0%	8.813	4,5%	-20,2%
Amortization of Goodwill	85	0,0%	83	0,0%	2,2%
Net Income	7.120	3,0%	8.895	4,5%	-20,0%

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) submitted to the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices, and other factors detailed in the Company's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:/s/ Miguel Núñez____
Chief Financial Officer

Dated: May 17, 2002